                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C209
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
CUSIP No. 67010C209                    13D                     Page 2 of 9 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  608,301
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               608,301
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    608,301
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C209                    13D                     Page 3 of 9 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  608,301
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               608,301
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    608,301
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C209                    13D                     Page 4 of 9 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  608,301
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               608,301
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    608,301
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C209                    13D                     Page 5 of 9 Pages
----------------------                                      --------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended to add the following:

            Since the filing of the last  amendment  to this  Schedule  13D, the
Reporting Persons neither purchased nor sold any Shares.  The Issuer implemented a  one-for-four  reverse  stock split  effective  on November 4, 2005,  and as a result  the  number  of Shares  owned by Steel  Partners  II was  proportionally reduced. Following the reverse split, Steel Partners II owned 608,301 Shares.

     Item 4 is hereby amended to add the following:

            On November  21, 2005,  Steel  Partners II delivered a letter to the
Board of the Issuer expressing its  disappointment  with the Board's decision to file its preliminary  proxy statement to approve,  among other things, a plan of liquidation, which Steel Partners II does not believe is in the best interest of the Issuer's  shareholders.  In the letter, Steel Partners II also expresses its view that the Board's authorization to fund over $4 million into rabbi trusts in order to make  payments  to  executives  and  other  employees  upon a change in control  constituted  a blatant  disregard by the Board of the  interests of its shareholders.  Steel  Partners II states in the letter its intention to vote all of its  Shares  against  the  liquidation  proposal,  as well  as to file  proxy material  with  the  SEC and  actively  solicit  proxies  in  opposition  to the liquidation.  Steel  Partners II further  reiterates its demands that the Issuer
immediately   redeem  its  shareholder   rights  plan  and  that  the  Board  be
reconstituted to include Steel Partners II representatives.  The letter is filed as  Exhibit  No.  5 to  this  Amendment  No.  6 and is  incorporated  herein  by reference.

            On November  22, 2005,  Steel  Partners II delivered a letter to the
Issuer  requesting,  pursuant  to  Section  607.1602  of  the  Florida  Business
Corporation  Act,  a  complete  list  of the  Issuer's  shareholders  and  other corporate  records in order to allow Steel Partners II to  communicate  with the
Issuer's shareholders regarding the Issuer's proposals to be submitted to a vote of  the  shareholders  at a  special  meeting  of  shareholders  of  the  Issuer contemplated by the preliminary proxy statement filed by the Issuer with the SEC on November 15, 2005.

     Item 7 is hereby amended to add the following exhibit:

          5.   Letter from Steel Partners II, L.P. to Novoste Corporation, dated
               November 21, 2005.

----------------------                                      --------------------
CUSIP No. 67010C209                    13D                     Page 6 of 9 Pages
----------------------                                      --------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  November 22, 2005               STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

--------------------------                                ----------------------
CUSIP No. 67010C209                    13D                    Page 7 of 9 Pages
--------------------------                                ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----

1.       Joint Filing  Agreement by and among Steel  Partners II,        --
         L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
         dated September 26, 2003 (previously filed).

2.       Confidentiality and Standstill  Agreement by and between        --
         Novoste  Corporation and Steel Partners II, L.P.,  dated
         November 10, 2004 (previously filed).

3.       Letter   from  Steel   Partners   II,  L.P.  to  Novoste        --
         Corporation, dated April 4, 2005 (previously filed).

4.       Letter   from  Steel   Partners   II,  L.P.  to  Novoste        --
         Corporation, dated September 7, 2005 (previously filed).

5.       Letter   from  Steel   Partners   II,  L.P.  to  Novoste       8 to 9
         Corporation, dated November 21, 2005.

--------------------------                                ----------------------
CUSIP No. 67010C209                    13D                    Page 8 of 9 Pages
--------------------------                                ----------------------

                            STEEL PARTNERS, II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 520-2300
                               FAX (212) 520-2301

                                November 21, 2005

FOR DISSEMINATION TO NOVOSTE BOARD OF DIRECTORS

Novoste Corporation
4350 International Blvd.
Norcross, GA  30093
Attn: Corporate Secretary

Gentlemen:

         Steel Partners II, L.P.  ("Steel"),  the largest stockholder of Novoste
Corporation ("Novoste"),  is extremely disappointed with the Board's decision to file its preliminary  proxy  statement to approve a plan of liquidation  without addressing the serious concerns we have raised.  As we have clearly expressed to you in letters and conversations, Steel does not believe a liquidation is in the best interest of the shareholders.  As a result of a liquidation,  Novoste would lose its ability to utilize its substantial net operating loss carryforwards,  a significant  non-balance  sheet asset. We continue to believe that there is also additional  intrinsic  value in  remaining a public  company.  We also  strongly oppose the Board's ability under the proposed plan to transfer all the proceeds,
at  its  sole  discretion,   into  a  liquidating   trust.  In  our  experience,
professional trustees do a poor job of protecting shareholders' interests and we are  concerned  that  proceeds  of the  liquidation  would  not  be  efficiently distributed to shareholders under the supervision of a trustee.

         As the Board should be well aware, Steel believes that it was a blatant disregard for the interests of the  shareholders  that the Board  authorized the funding  of over $4  million  into  rabbi  trusts in order to make  payments  to executives and other  employees  upon a change in control.  We also have several concerns as to whether the Board may have further  breached its  fiduciary  duty with  respect  to its  "severance  settlement"  agreement  with  certain  senior executives  which  Novoste  announced  on November 11, 2005 which will result in payments  aggregating  over $1.7 million.  To add insult to injury,  we recently learned from public  filings that one of the rabbi trusts is over-funded by over a $1 million.

         We implore the Board to learn from its past mistakes, do not follow the same  pattern as with the  failed ONI  Medical  Systems  merger  where the Board ignored shareholder concerns and proceeded with a failed and costly solicitation prior to terminating the merger agreement for lack of shareholder  support.  The
Board should not continue  supporting yet another proposal that will again waste shareholder assets.

--------------------------                                ----------------------
CUSIP No. 67010C209                    13D                    Page 9 of 9 Pages
--------------------------                                ----------------------

         We state for the record  that Steel  intends to vote all of its 608,301 shares of Novoste  (14.9% of the  outstanding  shares)  against the  liquidation proposal,  as well as to file proxy  material with the SEC and actively  solicit proxies  in  opposition  to  the  liquidation.  Steel  has no  objection  to the proposals to sell the vascular  brachytherapy business and to reduce the minimum size of the board. Given Steel's substantial  ownership  position,  it should be obvious to the Board that it should promptly  withdraw the liquidation  proposal and stop wasting any more time and  resources  with  respect to this matter.  We would  interpret the Board's  failure to  immediately  withdraw the  liquidation proposal  as a clear  indication  that the Board has no  intention  to  maximize shareholder  value.  Steel also reiterates its demands that Novoste  immediately redeem  its  shareholder  rights  plan  and  that  the  Board  of  Directors  be immediately reconstituted to include Steel representatives.

         Steel has evaluated  all of its options with respect to its  investment in Novoste  and  intends  to act  accordingly  in the event we do not  receive a favorable response to this letter.

                                  Very truly yours,

                                  STEEL PARTNERS II, L.P.

                                  By: Steel Partners, L.L.C.
                                      General Partner

                                  By: /s/ Warren G. Lichtenstein
                                     ------------------------------
                                      Warren G. Lichtenstein
                                      Managing Member